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                                                            EXHIBIT NUMBER(99)
                                                            TO 3/31/94 FORM 10-Q


Chairman David W. Fox delivered the following remarks on the highlights of 1993 and the first quarter of 1994 at the annual meeting.
In a moment I'm going to ask our President, Bill Osborn, to review with you Northern's ongoing business strategies, but before doing so I want to comment briefly on the highlights of 1993 and the first quarter of 1994.
 All of Northern's vital signs continued to be strong last year, resulting in the sixth straight year in which the quarterly dividend was increased. Net income increased 12% to $168 million and earnings per share also rose 12% to $2.95. Of equal importance, we strengthened our position in the personal and corporate trust markets, with trust fees growing 10% to a new high of $405 million. As noted in the annual report, important new offices were opened in Florida, Texas and California and the pending acquisition of the Beach Bank in Vero Beach provides access to yet another growing area of Florida's East Coast. The acquisition of Hazlehurst & Associates adds significantly to Northern's capabilities for further penetration of the rapidly growing market for defined contribution employee benefit plans. I'm happy to report that regulatory approval for Hazlehurst has now been received, and we can proceed with our joint marketing plans.
 The momentum with which we ended 1993 has continued into the first quarter of this year. Yesterday we reported net income of $45.4 million, a gain of 13% from the first quarter of 1993, and earnings per share also increased 13% to $.80. Trust fees grew almost 11%, loans increased 14%, and expenses were well-controlled, rising only 5%. Reflecting strong new business results, trust assets under administration, despite weakness in the stock market, were almost $46 billion higher than a year ago, and totaled $480 billion, a gain of 11%.
 We also inaugurated a new advertising campaign during the quarter directed toward the personal financial services market. Copies of the ads are displayed in the outer room and you may have seen them as you entered the meeting today. The campaign features a number of Northern's personal clients and carries the tag line "Trust Northern. I Do and You Should Too,"-- and it has been extremely well-received. Other important developments include the forthcoming opening next month of a new office in Highland Park, offering a full range of banking, trust and investment services to serve that important market. I'm also happy to report that today we completed the previously announced sale of our 21% interest in Banque Scandinave en Suisse in Geneva, Switzerland, resulting in a second quarter pre-tax gain to Northern of approximately $31 million.
 The most important message in all of this, of course, is that we continue to expand and direct resources to our core businesses, building on Northern's present strengths and positioning us to capitalize on future opportunities as we see them. And now Bill Osborn will comment further on what we see ahead.

The following remarks on Northern's ongoing business strategies for enhancing shareholder value were delivered by President William A. Osborn.
Good morning. As Dave indicated, I'm going to review Northern's continuing strategies for enhancing shareholder value and then focus on our commitments to Northern's other main constituencies: our clients, the communities we serve, and our employees.
 Our business plans build upon Northern's well-focused and successful strategy to provide the highest quality financial services to clients in targeted markets where we command a competitive advantage. This proven strategy clearly profiles Northern as a highly differentiated financial services enterprise, providing shareholders a unique investment opportunity and offering clients a trusted, high-performance financial partner.
 Management's underlying objective is to achieve consistent, quality earnings growth and a financial return to shareholders that represents a premium
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                                                            EXHIBIT NUMBER(99)
                                                            TO 3/31/94 FORM 10-Q

on their investment. During 1994 we are particularly focused on the successful execution of four key business initiatives:
 . Emphasize growth in our fee-based trust businesses.
 . Accelerate growth of high margin investment management services.
 . Intensify productivity gains and quality expectations.
 . Strengthen our market-driven relationship approach to clients, with the objective of expanding existing relationships.
 Trust fees, generated from our leading competitive positions in both the personal and corporate markets, offer significant growth potential, and each year have represented an ever larger portion of Northern's revenues. Growth prospects for our national personal financial services business are very positive. Major trends, notably the aging of the baby boom generation and the growing wealth in pension funds and financial asset holdings, bode well for continued expansion of the affluent market. We are conscious that our ability to differentiate service quality and client responsiveness is critical to success in the personal marketplace.
 Northern's highly successful operations in Florida will be further augmented by our recent agreement to acquire Beach Bank, the largest independent bank in Indian River County. This important strategic move further positions Northern as a leading private bank and investment manager in this attractive growth market.
 In our other major trust business, Northern is well-positioned to strengthen our global market leadership in securities custody, investment services and related product offerings with an expanding corporate and institutional client base. A major objective in this market is to grow fee-based revenue by increasing client dependence on Northern for cost-effective, value-adding service linkages.
 Northern's investment management capabilities provide another avenue of profitable revenue growth as we extend our well-established investment process that has produced top tier performance using a proven, consistent investment style. We currently manage $76 billion out of a total of $480 billion in trust assets under administration and have put greater emphasis on initiatives to increase our percentage of managed assets given our strong investment track record.
 Last Thursday, we launched a new family of proprietary mutual funds--the Northern Funds--which are designed to present a more complete line of investment products to the individual market. In addition, the recent acquisition of Hazlehurst & Associates strengthens Northern as a full-service provider to the investment driven 401k market. While we are still finalizing integration plans of Hazlehurst, we are very enthused about the fee-based revenue opportunities it affords the corporation in the fast-growing defined contribution business.
 Northern's distinguishing business strategies and financial performance continue to be viewed very favorably by the market which accords our stock one of the highest market to book valuations of any bank, currently over 220%. Although 1993 was a disappointing year for the stock, over a five-year period Northern's performance at a 21.7% compound annual rate of growth is considerably better than both the S&P 500 and the banking industry. In November 1993, the common dividend was raised 19% reflecting the strong earnings growth and last month we announced an expansion of an existing stock buyback program.
 Northern's management team is dedicated to sustaining a consistent, quality earnings per share growth rate in excess of 10% per year. We recognize that success will be highly dependent upon securing profitable revenue growth coupled with continued vigilance on improved productivity and expense control.
 In all of Northern's targeted markets, the potential to provide value-added service while expanding relationships within our client franchise is our best prospect for revenue growth. Our goal is to develop comprehensive, long-term partnerships in which the contribution made by a Northern relationship is valued by the client. We recognize that customers in both the personal and corporate markets are afforded numerous choices of high quality providers of financial services. In the face of this increasingly competitive environment, all Northern people are committed to providing unrivaled client satisfaction through responsive service and the delivery of exemplary product quality. We are diligent about building a culture in which Northern people can clearly see that the quality of their daily work truly does make a difference in customer satisfaction. This
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                                                            EXHIBIT NUMBER(99)
                                                            TO 3/31/94 FORM 10-Q

commitment to quality may well be our best advantage in addressing the external unknowns, competitive pressures, and increasing client expectations for high service levels and good value from Northern's products.
 In all market segments, we are accelerating the development of a superior knowledge of client requirements through a focused relationship management strategy. For example, in our corporate and institutional markets, we have formed relationship teams comprised of people from each of our businesses to strengthen this comprehensive effort with key clients. These teams are responsible for defining the customer's overall requirements and for formulating strategies to increase value to the client through tailored solutions and service that clearly exceed expectations.
 Across the country in our personal market, Northern's distinctive national franchise represents a network for reaching prospective clients and an important opportunity for additional business. Relationship teams are active in our personal markets, and in many subsidiary locations the entire office staff functions as a client team. Our mission is to present to customers, in all locations, convenient access to and reliable delivery of Northern's competitively distinct fiduciary, investment management and private banking services. We believe that consistent, excellent delivery by this comprehensive team approach is key to expanding our unique national personal financial services franchise.
 The communities where we live and do business are clearly another important constituency for our organization. While my comments will be directed toward our Illinois activities, we are involved in similar community initiatives throughout the Northern Trust network.
 Northern people have contributed greatly to the community in terms of devoting their time and talent to address many pressing social needs. We encourage and expect our senior people to be involved in and enlightened about the issues of the entire Chicago metropolitan area. Beyond our people commitment, I will touch on some of the other investments we have made and continue to make as part of our ongoing pledge to support our community partners.
 Along with other major banks and insurance companies in Chicago, Northern
Trust in 1993 invested $1 million in the South Shore Bank, one of the country's outstanding community development banks. This participation will enable South Shore Bank to expand development activities on the South and West Sides of Chicago. Further, Northern increased its commitment to the Community Investment Corporation, a partnership of banks and corporations providing acquisition and rehabilitation financing for multi-family buildings in low- and moderate-income neighborhoods in Chicago and Cook County. Last year, we increased our commitment to $9.5 million, with an intent to invest up to a total of $30 million through the end of this decade.
 Northern has some 30 specific programs targeted to making home ownership possible in low- and moderate-income and minority communities in Cook County. For example, our First Time Home Buyers Club has been in existence since 1989 and offers downpayments as low as 5% with no application fee and no points.
Last year, we made the "American Dream" come true for 175 first time homebuyers. Under this and other mortgage lending programs, in 1993 our housing-related loans to minority applicants increased by more than 160%.
 Northern intends to expand our presence in the community by locating a lending facility on the South or West Side of the city, either by acquiring and developing an existing institution or by establishing a new branch. This will build on our past effort with the Walgreen Company where we installed automatic teller machines in neighborhoods with otherwise limited banking facilities.
 Our historical record of active involvement in all areas of our community is substantial and includes direct personal contact with advisory groups from neighborhood organizations to assure that our programs meet the specific needs of the communities. In 1994, we have earmarked a minimum of $25 million for housing-related loans to be available through a wide range of community reinvestment programs that specifically function with these groups. There is no question that the management and employees of this Corporation are devoted to making the communities where we live and work better places for all of us.
 Here at Northern, our people provide the key competitive advantage which enables us to achieve our objective of delivering unrivaled client service
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                                                            EXHIBIT NUMBER(99)
                                                            TO 3/31/94 FORM 10-Q

and superior performance. In a business like ours, establishing rapport with clients, developing an understanding of their needs, and responding to those needs in a manner that exceeds their expectations are essential ingredients for success. While many tools are brought to bear on that task, no successful service is provided to a client without the energetic involvement and support of many Northern people.
 The quality of our staff which distinguishes us from our competitors is an ongoing source of pride to us, but if we wish to continue to attract and retain talented people, what kind of employer must we be?
 Employees today want and deserve a workplace in which people are treated with honesty, dignity, and fairness. They want an environment that fosters inclusiveness and participation not divisiveness. For this climate to exist, employees need the skills to communicate with each other in an atmosphere of sincere understanding and respect.
 During the past year, we have continued our training program on workplace diversity, extending it from managers to all employees. Employees have responded very favorably. Many have said that the program has added important value to their jobs and their lives and that they have come to a new appreciation of people different from themselves in a way that will have a lasting impact on how they treat one another.
 Northern also is sensitive to the challenge our people face in balancing work and family issues. We were one of the first Chicago companies to create our own corporate childcare center and, last fall, when the Chicago public schools were not in session, Northern opened a cooperative learning center for 85 children of employees. We provided meaningful classroom instruction, with qualified teachers, and also relieved parents of the concern of caring for their children during this stressful period. In addition, our family assistance program helps our employees and their families through times of crisis, including a referral network which employees can access for information not only about childcare options, but also about elder care resources.
 In summary, Northern's success in delivering absolute quality service to clients, in being an active, responsible member of the communities in which we do business, and in providing value to our shareholders depends on our people, on their continued teamwork, and upon Northern's commitment to providing a workplace in which all people contribute 100%--and then some. While we face a lot of hard work to improve upon our past accomplishments, we are confident that with the continued support of our employees, shareholders, and the communities we serve, the future will be bright.